Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statements No. 333-51717 and 333-74832 on Form S-8 of Virco Mfg. Corporation of our report dated June 29, 2017, with respect to the statements of net assets available for benefits of the Virco Mfg. Corporation 401(k) Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016 and the related supplemental schedule - schedule of assets (held at end of year) as of December 31, 2016, which report appears in the December 31, 2016 annual report on Form 11-K of the Virco Mfg. Corporation 401(k) Plan.
/s/ Kieckhafer Schiffer & Company LLP
Irvine, California
June 29, 2017